SEC MAIL RECEIVED PROCESSING FEB 27 2006 WASH. D.C. 192 SECTION

SECU 06002759 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 32004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wealth Monitors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11225 College Boulevard, Suite 100
(No. and Street)

Overland Park (City) Kansas (State) 66210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prestia Vick & Associates, LLC
(Name – *if individual, state last, first, middle name*)

3130 Broadway (Address) Kansas City (City) Missouri (State) 64111 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED APR 28 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maryann Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wealth Monitors, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public - State of Kansas
TARA L. SCHROEDER
My Appointment Expires 4/22/09

Maryann Lamb
Signature

Vice President
Title

Tara Schroeder
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEALTH MONITORS, INC.

* * * * *

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

CONTENTS

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS
3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA

BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.

We have audited the accompanying balance sheets of Wealth Monitors, Inc., as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of basic net capital requirements, computation of aggregate indebtedness, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Wealth Monitors, Inc. at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Prestia Vick & Associates, LLC

February 13, 2006

WEALTH MONITORS, INC.

Statements of Financial Condition

December 31, 2005 and 2004

		2005	2004
Assets			
Current assets:			
Cash and cash equivalents	$	229,939	494,991
Marketable securities at fair value (cost $1,122,675 and $894,153, respectively)		1,613,960	1,301,256
Commissions receivable		65,308	88,128
Income taxes receivable		41,675	
Other receivables		2,744	2,784
Prepaid expense		8,878	8,602
Total current assets		1,962,504	1,895,761
Plant and equipment:			
Office furniture and equipment		55,129	43,300
Vehicles		8,077	8,077
Mailing list		17,751	17,751
Total plant and equipment		80,957	69,128
Less accumulated depreciation		79,460	67,039
Net plant and equipment		1,497	2,089
Other assets-deposits		4,501	4,501
Total assets	$	1,968,502	1,902,351
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable and other liabilities	$	6,277	3,058
Income taxes payable		-0-	51,200
Commissions payable		167,116	199,360
Total liabilities		173,393	253,618
Deferred income taxes		167,037	138,415
Stockholders' equity:			
Common stock, $0.01 par value Authorized - 1,000,000 shares Issued and outstanding - 200,000 shares		2,000	2,000
Additional paid-in capital		308,561	308,561
Retained earnings		1,317,511	1,199,757
Total stockholders' equity		1,628,072	1,510,318
Total liabilities and stockholders' equity	$	1,968,502	1,902,351

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statements of Income

For the Years Ended December 31, 2005 and 2004

		2005	2004
Revenue:			
Commissions income	$	2,091,538	1,986,085
Interest and dividends		24,560	25,730
Realized investment gain		20,198	83,658
Unrealized investment gain		84,183	299,879
Loss on disposal of plant and equipment		-0-	(63)
Other income		50,884	22,380
Total revenue		2,271,363	2,417,669
Expenses:			
Operating and administrative		2,094,867	1,850,914
Interest		-0-	4
Depreciation		13,120	6,297
Total expenses		2,107,987	1,857,215
Income before income taxes		163,376	560,454
Income taxes:			
Current		17,000	69,163
Deferred		28,622	126,574
Total income taxes		45,622	195,737
Net income	$	117,754	364,717

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2005 and 2004

	Common Shares Issued and Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2003	200,000	$ 2,000	$ 308,561	$ 835,040	$ 1,145,601
Net income for year				364,717	364,717
Balances at December 31, 2004	200,000	2,000	308,561	1,199,757	1,510,318
Net income for year				117,754	117,754
Balances at December 31, 2005	200,000	$ 2,000	$ 308,561	$ 1,317,511	$ 1,628,072

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

For the Years Ended December 31, 2005 and 2004

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during either of the years.

See accompanying notes to financial statements.

WEALTH MONITORS, INC.

Statements of Cash Flows

For the Years Ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	117,754	364,717
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation		13,120	6,297
Loss on disposal of plant and equipment		-0-	63
Deferred income tax expense		28,622	126,574
Net income taxes (paid) or refunds received		(109,875)	(29,350)
Current income tax expense		17,000	69,163
Change in current assets and liabilities:			
(Increase) decrease in:			
Marketable securities		(312,704)	(491,823)
Commissions receivable		22,820	(46,756)
Other receivables		40	533
Prepaid expenses		(276)	(491)
Increase (decrease) in:			
Accounts payable and other liabilities		3,219	(670)
Commissions payable		(32,244)	115,663
Net cash provided (used) by operating activities		(252,524)	113,920
Cash flows from investing activities:			
Purchase of plant and equipment		(12,528)	(973)
Net cash used by investing activities		(12,528)	(973)
Net increase (decrease) in cash		(265,052)	112,947
Cash and cash equivalents at beginning of year		494,991	382,044
Cash and cash equivalents at end of year	$	229,939	494,991

See accompanying notes to financial statements.

1) Description of Business and Summary of Significant Accounting Policies

Description of Business
Wealth Monitors, Inc. (the Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC). The Company is not registered with the Securities and Exchange Commission as an investment advisor.

Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Receivables
The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Office Furniture and Equipment
Office furniture and equipment are recorded at cost. Depreciation is computed using accelerated methods allowed for tax return purposes. The useful lives of the related assets are from five to seven years. Expenditures for maintenance, repairs and renewals are charged to expense as incurred.

Marketable Securities
Marketable securities consist of various stock and mutual fund holdings, carried at fair value. Unrealized gains or losses are included as part of revenue in the income statement.

Current and Deferred Income Taxes
Income tax expenses are accrued based upon the actual taxes payable. The Company recognizes deferred income taxes on differences between taxable and financial statement income and expense. Such differences primarily relate to the tax return treatment of gains and losses on the sale of long-term marketable securities, and to the financial statement recognition of unrealized gains and losses relating to such securities. Realized losses on sales of these investments are deductible for tax reporting purposes only to the extent that they offset realized gains. To the extent that the aggregate unrealized gains exceed the accumulated non-deducted realized losses, the Company recognizes deferred income taxes at current marginal Federal and state tax rates.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Risk
In certain instances, the Company's cash and cash equivalents are deposited in institutions in amounts exceeding the $100,000 federally insured limit.

Prior Year Reclassification
Certain amounts relating to the prior year have been reclassified to conform to current year presentation.

2) Taxes

The Company has recognized a deferred income tax liability related to the aggregate net unrealized excess of fair value over the cost of marketable securities held. The deferred tax liabilities are calculated based upon the expected income tax rates (federal and state) expected to be in effect when the gains on sale of securities would actually be realized and subjected to taxation.

The Company's effective income tax rates for the years ended December 31, 2005 and 2004 were 27% and 34%, respectively. These rates approximate the expected aggregate federal and state statutory income tax rates for the year.

3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital. At December 31, 2005, the Company had net capital of $1,198,097, which was $1,098,097 in excess of its required net capital of $100,000.

In addition, the Company's clearinghouse requires the maintenance of a minimum net capital balance of $150,000.

4) Lease Commitment

The Company leases an office facility under a contract which obligates it to rental payments through February 2010. The Company's annual commitments for rental payments, by year until expiration of the lease, are as follows:

Year ending December 31		Amount
2006	$	44,382
2007		44,382
2008		44,382
2009		44,382
2010		7,397

Rent paid under operating leases with terms longer than one year were $31,465 in 2005 and $53,951 for 2004.

5) Material Inadequacies

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

December 31, 2005

WEALTH MONITORS, INC.

Schedule I

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2005

Net Capital		
Total stockholders' equity at December 31, 2005	$	1,628,072
Ownership equity not allowable for net capital:		
Receivables		44,419
Plant and equipment, net		1,497
Other assets		13,379
		1,568,777
Haircuts on investments		370,680
Net capital	$	1,198,097
Aggregate Indebtedness		
Total aggregate indebtedness	$	340,430
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	100,000
Excess of net capital	$	1,098,097
Ratio: aggregate indebtedness to net capital		.28 to 1

Computation of Net Capital
Under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2005

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part IIA of Focus Report as of December 31, 2005)

Total ownership equity qualified for net capital per December 31, 2005, Part II A	$	1,645,749
Decrease in fixed assets		(11,304)
Decrease in net current income tax receivable		(6,373)
Total ownership equity qualified for net capital per December 31, 2005 audit report	$	1,628,072
Non-allowable assets per December 31, 2005 Part II A	$	88,399
Reclassification of income tax liability against income taxes receivable		(17,800)
Decrease in fixed assets		(11,304)
Non-allowable assets per December 31, 2005 audit report	$	59,295
Net capital, as reported in Company's Part II A	$	1,186,498
Decrease in haircut on investments		172
Increase in ownership equity qualified for net capital Per December 31, 2005 audit report		11,427
Net capital per December 31, 2005 audit report	$	1,198,097

WEALTH MONITORS, INC.

Schedule II

Computation of Determination of
Reserve Requirements and Information
Relating to Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

As of December 31, 2005

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL

PRESTIA VICK & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS

3130 BROADWAY
KANSAS CITY, MISSOURI 64111
(816) 753-8036 • (816) 753-0622 FAX
E-MAIL: cpa@prestiavick.com

F. MICHAEL PRESTIA, CPA | BUD L. VICK, CPA, CVA

INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Stockholders of
Wealth Monitors, Inc.

In planning and performing our audit of the financial statements of Wealth Monitors, Inc. for the year ended December 31, 2005, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

INDEPENDENT ACCOUNTANTS' REPORT - Continued

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Prestia Vick & Associates, LLC

February 13, 2006